Pillsbury Winthrop Shaw Pittman LLP Letterhead

July 13, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ALCiS Health, Inc.

Request for Withdrawal Of Amendment to Registration

Statement on Form 10 Pursuant to Rule 477 (File No. 000-51925

Film No. 07961780135659) filed with the SEC on July 3, 2007

Commissioners:

On behalf of our client ALCiS Health, Inc., a Delaware corporation (“ALCiS”), we hereby request that the above-referenced amendment to registration statement filed on Form 10 be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”).

The filing was meant to be a third amendment to a Form 10-SB which had been originally filed with the SEC on July 10, 2006, and was so described and designated in the text of the filing. However, the filing was mistakenly given an EDGAR tag of a Form 10 filing instead of a Form 10-SB filing. Therefore, to correct the situation, ALCiS has been advised by the staff that the correct procedure is (1) to apply to withdraw the filing under Rule 477, even though the filing is under the Securities Exchange Act of 1934 and not the Federal Securities Act of 1933, and (2) to re-submit the third amendment with the correct EDGAR tag immediately thereafter, which we intend to do.

Thank you for your consideration of this request. If you have any questions or comments concerning this request, please call me at (650) 233-4538.

Sincerely,

/s/ Stephen M. Wurzburg

Stephen M. Wurzburg